FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

For the month of May, 1999

                              RADICA GAMES LIMITED
                 (Translation of registrant's name into English)

            Suite R, 6/F., 2-12 Au Pui Wan Street, Fo Tan, Hong Kong
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or 40-F

         Form 20-F     X                             Form 40-F
                   ----------                                  ---------

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes                                         No   X
             ------                                     ------

         If "yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

         Contents:
               1.   Quarterly Report for the Quarter Ended March 31, 1999
               2.   Press Release dated May 10, 1999
               3.   Press Release dated May 6, 1999
               4.   Press Release dated April 26, 1999
               5.   Press Releases dated April 12, 1999 (3 releases)
               6.   Press Release dated April 8, 1999
               7.   Press Release dated April 1, 1999

         This Report on Form 6-K shall be deemed to be incorporated by reference into the Registrant's Registration Statements on Form S-8 (No. 33-86960, No. 333-7000 and No. 333-59737) and on Form F-3 (No. 333-7526 and No. 333- ).

                               QUARTERLY REPORT *

For the quarterly period ending March 31, 1999

Commission File Number 0-23696



                              RADICA GAMES LIMITED
               (Exact name of registrant as specified in charter)


         Bermuda                                              N/A
(Country of Incorporation)                  (I.R.S. Employer Identification No.)


            Suite R, 6/F., 2-12 Au Pui Wan Street, Fo Tan, Hong Kong
                    (Address of principal executive offices)


Registrant's telephone number, including area code:  (852) 2693 2238


         Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes x No ____


         Indicate the number of shares outstanding of each of the issuer's classes of common stock, as of the latest practicable date.

                  Class                            Outstanding at March 31, 1999
----------------------------------------           -----------------------------
Common Stock, par value $0.01 per share                      18,732,094




------------------------
* As a foreign private issuer, the registrant is not required to file reports on Form 10-Q. It intends to make voluntary quarterly reports to its stockholders which generally follow the Form 10-Q format. Such reports, of which this is one, are furnished to the Commission pursuant to Form 6-K.

                         PART I -- FINANCIAL INFORMATION
                         -------------------------------


Item 1.  Financial Statements
-----------------------------

                              RADICA GAMES LIMITED

                                    FORM 6-K

         The accompanying consolidated financial statements have been prepared by the Company, without audit, and reflect all adjustments which are, in the opinion of management, necessary for a fair statement of the results for the interim periods. The statements have been prepared in accordance with the regulations of the Securities and Exchange Commission (the "SEC"), but omit certain information and footnote disclosures necessary to present the statements in accordance with generally accepted accounting principles in the United States of America.

         These financial statements should be read in conjunction with the financial statements, accounting policies and notes included in the Form 20F for the year ended October 31, 1998 as filed with the Securities and Exchange Commission. Management believes that the disclosures are adequate to make the information presented herein not misleading.

                                               RADICA GAMES LIMITED

                                           CONSOLIDATED BALANCE SHEETS

                                                      ASSETS
                                                                                 March 31,          December 31,
                                                                              --------------       -------------
(US Dollars in thousands, except share data)                                       1999                1998
                                                                              --------------       -------------
                                                                                (unaudited)         (unaudited)
Current Assets:
Cash and cash equivalents                                                       $    44,277          $   47,527
Accounts receivable, net of allowances for doubtful accounts of $448 ($446 at Dec. 31, 1998) and estimated customer
  returns of $610 ($1,077 at Dec. 31, 1998)                                          12,966              14,860


Inventories, net of provision of $2,228 ($2,437 at Dec. 31, 1998) (Note 3)           19,482              20,294
Prepaid expenses and other current assets                                             2,171               1,796
Deferred income taxes (Note 6)                                                        3,766               3,754
                                                                              --------------       -------------

        Total current assets                                                         82,662              88,231
                                                                              --------------       -------------

Investment in affiliated company                                                        463                 703
                                                                              --------------       -------------

Property, plant and equipment, net (Note 4)                                          16,388              16,500
                                                                              --------------       -------------

Intangible assets, net (Note 5)                                                       2,375               2,750
                                                                              --------------       -------------

Deferred income taxes, noncurrent (Note 6)                                                6                   6
                                                                              --------------       -------------

        Total assets                                                            $   101,894          $  108,190
                                                                              ==============       =============

                                       LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities:
Accounts payable                                                                $     5,791          $    6,911
Accrued warranty expenses                                                             1,600               2,500
Accrued payroll and employee benefits                                                   737               2,688
Accrued advertising expenses                                                          1,171               1,308
Accrued sales expenses                                                                3,591               3,598
Commissions payable                                                                     275                 764
Accrued other expenses                                                                3,788               2,534
Income taxes payable                                                                    324               2,152
                                                                              --------------       -------------

        Total current liabilities                                                    17,277              22,455
                                                                              --------------       -------------

Shareholders' equity:
Common stock
  par value $0.01 each, 100,000,000 shares authorized,
  18,732,094 shares outstanding (18,896,694 at Dec. 31, 1998) (Note 7)                  187                 189
Additional paid-in capital                                                            7,356               9,382
Retained earnings                                                                    77,110              76,215
Cumulative translation adjustment                                                       (36)                (51)
                                                                              --------------       -------------

       Total shareholders' equity                                                    84,617              85,735
                                                                              --------------       -------------

       Total liabilities and shareholders' equity                               $   101,894          $  108,190
                                                                              ==============       =============

                           See accompanying notes to consolidated financial statements.

                                      RADICA GAMES LIMITED

                              CONSOLIDATED STATEMENTS OF OPERATIONS


(US Dollars in thousands, except per share data)                  Three months ended March 31,
                                                                -------------------------------
                                                                    1999              1998
                                                                --------------   --------------
                                                                  (unaudited)     (unaudited)

REVENUES:
Net sales                                                         $    17,906     $     27,973
Cost of sales                                                           9,126           12,152
                                                                --------------   --------------
Gross profit                                                            8,780           15,821
                                                                --------------   --------------

OPERATING EXPENSES:
Selling, general and administrative expenses                            4,051            6,405
Research and development                                                1,040              647
Depreciation and amortization                                             936              466
                                                                --------------   --------------
Total operating expenses                                                6,027            7,518
                                                                --------------   --------------

OPERATING INCOME                                                        2,753            8,303

OTHER INCOME                                                              112              108

SHARE OF LOSS OF AFFILIATED COMPANY                                       240               46

NET INTEREST INCOME                                                       618              477
                                                                --------------   --------------

INCOME BEFORE INCOME TAXES                                              3,243            8,842

PROVISION FOR INCOME TAXES (Note 6)                                        89               14
                                                                --------------   --------------

NET INCOME                                                        $     3,154     $      8,828
                                                                ==============   ==============

EARNINGS PER SHARE - BASIC: (Note 8)
Net earnings per share                                            $      0.17 $   $       0.43
                                                                ==============   ==============

Average number of shares outstanding                               18,954,712       20,378,811
                                                                ==============   ==============

EARNINGS PER SHARE - ASSUMING DILUTION: (Note 8)
Net earnings per share and dilutive potential common stock        $      0.16 $   $       0.41
                                                                ==============   ==============

Average number of shares and
  dilutive potential common stock outstanding                      20,004,552       21,677,908
                                                                ==============   ==============


                  See accompanying notes to consolidated financial statements.

                                                        RADICA GAMES LIMITED

                                           CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                                                             (unaudited)
                                                      (US dollars in thousands)


                                                   Common stock
                                                   ------------             Additional                    Cumulative      Total
                                                Number                       paid-in        Retained     translation   shareholders'
                                              of shares       Amount         capital        earnings      adjustment      equity
                                             -----------    -----------    -----------    -----------    -----------    -----------
Balance at December 31, 1998                  18,896,694    $       189    $     9,382    $    76,215    $       (51)   $    85,735
Cancellation of repurchased stock               (334,800)            (4)        (2,250)        (2,259)          --           (4,513)
Stock options exercised                          170,200              2            224           --             --              226
Net income                                          --             --             --            3,154           --            3,154
Foreign currency translation                        --             --             --             --               15             15
                                             -----------    -----------    -----------    -----------    -----------    -----------
Balance at March 31, 1999                     18,732,094    $       187    $     7,356    $    77,110    $       (36)   $    84,617
                                             ===========    ===========    ===========    ===========    ===========    ===========


                                    See accompanying notes to consolidated financial statements.

                                     RADICA GAMES LIMITED

                            CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (US dollars in thousands)

                                                               Three months ended March 31,
                                                            ---------------------------------
                                                                 1999                1998
                                                            --------------      -------------
                                                             (unaudited)         (unaudited)

Cash flow from operating activities:
Net income                                                    $     3,154         $    8,828
Adjustments to reconcile net income to net cash
  provided by operating activities:
   Deferred income taxes                                              (12)                 -
   Depreciation                                                       561                466
   Amortization                                                       375                  -
   Share of loss of affiliated company                                240                 45
   Loss on disposal and write off of
      property, plant and equipment                                     6                  1
   Changes in assets and liabilities:
     Accounts receivable                                            1,909             (2,432)
     Inventories                                                      812             (4,770)
     Prepaid expenses and other current assets                       (375)               402
     Accounts payable                                              (1,120)             2,959
     Accrued payroll and employee benefits                         (1,951)              (825)
     Commissions payable                                             (489)               300
     Accrued advertising expenses                                    (137)             1,636
     Accrued sales expenses                                            (7)               717
     Accrued warranty expenses                                       (900)               420
     Accrued other expenses                                         1,254                270
     Income taxes payable                                          (1,828)               (83)
                                                            --------------      -------------

Net cash provided by operating activities                           1,492              7,934
                                                            --------------      -------------

Cash flow from investing activities:
   Decrease in short-term investments                                   -              5,012
   Proceeds from sale of property, plant and equipment                 15                 12
   Purchase of property, plant and equipment                         (470)            (1,971)
                                                            --------------      -------------

Net cash (used in) provided by investing activities                  (455)             3,053
                                                            --------------      -------------

Cash flow from financing activities:
   Repurchase of common stock                                      (4,513)           (12,116)
   Funds from stock options exercised                                 226                717
                                                            --------------      -------------

Net cash used in financing activities                              (4,287)           (11,399)
                                                            --------------      -------------

Net decrease in cash and cash equivalents                     $    (3,250)        $     (412)

Cash and cash equivalents:
   Beginning of period                                             47,527             41,977
                                                            --------------      -------------

   End of period                                              $    44,277         $   41,565
                                                            ==============      =============

Supplementary disclosures of cash flow information:
Cash paid during the period:
   Interest                                                   $         -         $       61
   Income taxes                                               $     1,980         $       97

                 See accompanying notes to consolidated financial statements.

                              RADICA GAMES LIMITED
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
                            (US dollars in thousands)

1.   ORGANIZATION AND BASIS OF FINANCIAL STATEMENTS

     The consolidated financial statements include the accounts of the Company and all subsidiaries. Investments in affiliates, owned more than 20 percent but not in excess of 50 percent, are recorded using the equity method. All significant intra-group transactions and balances have been eliminated on consolidation.

     The Company designs, develops, manufactures and distributes a variety of electronic handheld and mechanical games.

     The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and are presented in US dollars as the Company's sales are predominantly denominated in US dollars.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Cash and cash equivalents - Cash and cash equivalents include cash on hand, cash accounts, interest-bearing savings accounts, and time certificates of deposit with a maturity at purchase date of three months or less.

     Inventories - Inventories are stated at the lower of cost, determined by the weighted average method, or market. Provision for potentially obsolete or slow-moving inventory is made based on management's analysis of inventory levels and future expected sales.

     Depreciation and amortization of property, plant and equipment - Depreciation is provided on the straight-line method at rates based upon the estimated useful lives of the property, generally not more than seven years except for leasehold land and buildings which are 50 years or where shorter, the remaining term of the lease, by equal annual instalments. Costs of leasehold improvements and leased assets are amortized over the life of the related asset or the term of the lease, whichever is shorter. Upon sale or retirement, the costs and related accumulated depreciation or amortization are eliminated from the respective accounts and any resulting gain or loss is included in income.

     Intangible assets - Intangible assets primarily represent the excess of the purchase price of acquisition of a business over the fair value of the net assets acquired. Intangible assets also represent cost allocated to brand names. Such assets are amortized on a straight-line basis over the period estimated to be benefited, but not to exceed 40 years. The carrying value of intangible assets is periodically reviewed by the Company and impairments are recognized when there is a permanent diminution in value. The Company policy is to charge a full year of amortization in the year of acquisition.

     Mold costs - The Company expenses all mold costs in the year of purchase or for internally produced molds, in the year of construction.

                              RADICA GAMES LIMITED

                            (US dollars in thousands)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

     Revenue recognition - Revenues are recognized as sales when merchandise is shipped. The Company permits the return of damaged or defective products and accepts limited amounts of product returns in certain other instances. Accordingly, the Company provides allowances for the estimated amounts of these returns at the time of revenue recognition, based on historical experience adjusted for known trends.

     Investments - Debt securities which the Company has both the positive intent and ability to hold to maturity are classified as held-to-maturity and carried at amortized cost. Debt securities which might be sold prior to maturity are classified as available-for-sale and carried at approximate fair value. Any material unrealized gains and losses related to available-for-sale investments, net of applicable taxes, are reported in other comprehensive income. The Company determines the appropriate classification of securities at the time of purchase and evaluates such classification as of each balance sheet date.

     Income taxes - Income taxes are provided based on an asset and liability approach for financial accounting and reporting of income taxes. Deferred income tax liabilities or benefits are recorded to reflect the tax consequences in future years of differences between the tax basis of assets and liabilities and the financial reporting amounts at each year end. A valuation allowance is recognized if it is more likely than not that some portion of, or all of, a deferred tax asset will not be realized.

     Advertising - The production costs of advertising are expensed by the Company the first time the advertising takes place. Advertising costs associated with customer benefit programs are accrued as the related revenues are recognized.

     Foreign currency translation - Assets and liabilities of foreign currency are translated into US dollars using year-end exchange rates. Revenues and expenses of foreign currency are translated into US dollars using average monthly exchange rates. The impact of exchange rate changes is shown as "Cumulative Translation Adjustment" in shareholders' equity. Net gains (losses) from foreign exchange transactions of $54 and $(34) for the three months ended March 31, 1999 and 1998 respectively, are included in selling, general and administrative expenses.

     Post-retirement and post-employment benefits - The Company does not provide
     post-retirement   benefits   other   than   pensions   to   employees   and
     post-employment benefits are immaterial.

     Warranty - Future warranty costs are provided for at the time of revenue recognition based on management's estimate by reference to historical experience adjusted for known trends.

                              RADICA GAMES LIMITED

                            (US dollars in thousands)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

     Stock options - The Company continues to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees", in accounting for its stock options. As a result, no compensation expense has been recognized as the exercise price of the Company's employee stock options equals the market price of the underlying stock at the date of grant. Pro forma disclosures of the effect on net income and earnings per share as if the Company had accounted for its employee stock options under the fair value method prescribed by Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation", are shown in note 9.

     Comprehensive income - Comprehensive income includes both net income and other comprehensive income (loss). Other comprehensive income (loss) for the three months ended March 31, 1999 and 1998 of $15 and $(1), represented foreign currency translation adjustments. Accumulated other comprehensive loss included in the accompanying condensed consolidated balance sheets as of March 31, 1999 and December 31, 1998 was $36 and $51, consisting of the accumulated foreign currency translation adjustment.

     Earnings per share - Earnings per share is based on the weighted average number of shares of common stock and dilutive potential common stock outstanding. Dilutive potential common stock results from dilutive stock options. The effect of such dilutive potential common stock on net income per share is computed using the treasury stock method.

     Use of estimates - The  preparation  of financial  statements in conformity
     with  generally  accepted   accounting   principles  requires  the  use  of
     estimates. Actual results could differ from those estimates.

3.   INVENTORIES

     Inventories by major categories are summarized as follows:

                                                March 31,        December 31,
                                                 1999                1998
                                            --------------       ------------

     Raw materials                           $      3,813         $    4,580
     Work in progress                               4,006              6,731
     Finished goods                                11,663              8,983
                                            --------------       ------------
                                             $     19,482         $   20,294
                                            ==============       ============

                              RADICA GAMES LIMITED

                            (US dollars in thousands)

4.   PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment consists of the following:

                                                  March 31,         December 31,
                                                     1999               1998
                                              ---------------     --------------

     Land and buildings                        $      11,958       $     11,958
     Plant and machinery                               5,834              5,777
     Furniture and equipment                           4,428              4,191
     Leasehold improvements                            2,304              2,192
                                              ---------------     --------------
          Total                                $      24,524       $     24,118
     Less: Accumulated depreciation and
             amortization                             (8,136)            (7,618)
                                              ---------------     --------------
          Total                                $      16,388       $     16,500
                                              ===============     ==============


5.   INTANGIBLE ASSETS

     The intangible assets of $2,375 on the balance sheet at March 31, 1999 represent a portion of the acquisition price allocated to brand name and goodwill with regards the assets and business of KidActive, LLC, dba Girl Tech(TM) acquired during the quarter ended June 30, 1998. KidActive, LLC, dba Girl Tech(TM) was a development stage enterprise and had not traded prior to the Company's acquisition of its assets. The Company purchased the assets and business of KidActive, LLC, dba Girl Tech(TM) for $2,400 in cash plus 190,094 shares, a total of $6,000. Of this $4,500 was capitalised as goodwill and brand name and $1,500 was written off immediately as purchased research and development. It is management's opinion that the amounts capitalized of $4,500 represent the fair value assigned to the intangible assets acquired. This cost is being amortized over a three year fiscal period on a straight-line basis. Accumulated amortization was $2,125 and $1,750 at March 31, 1999 and December 31, 1998, respectively.

     Intangible assets are as follows:

                                              March 31,             December 31,
                                                1999                    1998
                                           --------------          -------------
     At cost:
       Brand name                                $ 1,000                $ 1,000
       Goodwill                                    3,500                  3,500
                                           --------------          -------------
          Total                                    4,500                  4,500
     Less: Accumulated amortization               (2,125)                (1,750)
                                           --------------          -------------
          Total                                  $ 2,375                $ 2,750
                                           ==============          =============

                              RADICA GAMES LIMITED

                            (US dollars in thousands)

6.   INCOME TAXES

     The components of income before income taxes are as follows:

                                              Three months ended March 31,
                                    -------------------------------------------
                                           1999                    1998
                                    -------------------      ------------------

     United States                     $         1,295          $        3,085
     International                               1,948                   5,757
                                    -------------------      ------------------
                                       $         3,243          $        8,842
                                    ===================      ==================

     As the Company's subsidiary in the People's Republic of China ("PRC") is a sino-foreign joint venture enterprise, it was eligible for an exemption from income tax for two years starting from the first profitable year of operations and thereafter a 50 percent relief from income tax for the following three years under the Income Tax Law of the PRC. That subsidiary had its first profitable year of operations in the year ended December 31, 1997 and is being taxed at a 12% rate from January 1, 1999. In addition, under the existing processing arrangement and in accordance with the current tax regulations in the PRC, manufacturing income generated in the PRC is not subject to PRC income taxes.

     The provision (credit) for income taxes consists of the following:

                                               Three months ended March 31,
                                       -----------------------------------------
                                             1999                     1998
                                       -----------------        ----------------

     United States
          Federal tax                     $          17            $         25
          State tax                                   2                       1
                                       -----------------        ----------------
                                          $          19            $         26
                                       -----------------        ----------------

     International
          Current income tax              $          70            $        (12)
                                       -----------------        ----------------

     Total provision for income tax       $          89            $         14
                                       =================        ================

                              RADICA GAMES LIMITED

                            (US dollars in thousands)

6.   INCOME TAXES (Continued)

     A reconciliation between the provision for income taxes computed by applying the statutory tax rates in the United States for the three months ended March 31, 1999 and 1998 to income before income taxes and the actual provision for income taxes is as follows:

                                                    Three months ended March 31,
                                                 -------------------------------
                                                      1999               1998
                                                   -----------       -----------

     US statutory rate                                     34%               34%
                                                   -----------       -----------

     Provision for income taxes at
       statutory rate on income for the period     $    1,103        $    3,006
     State taxes                                            2                 1
     International rate differences                      (497)           (1,936)
     Accounting (gains) losses for which
       deferred income tax cannot be recognized          (424)              673
     Decrease in valuation allowance                        -            (1,703)
     Other                                                (95)              (27)
                                                   -----------       -----------
     Income tax provision                          $       89        $       14
                                                   ===========       ===========

     Deferred income taxes reflect the net tax effect of temporary differences between the amounts of assets and liabilities for income tax purposes compared with the respective amounts for financial statement purposes. At March 31, 1999 and December 31, 1998 deferred income taxes comprised:

                                                     March 31,     December 31,
                                                       1999            1998
                                                    ----------     ------------
     Deferred tax assets (liabilities):
     Excess of tax over financial
          reporting depreciation                     $   (79)        $    (79)
     Advertising allowances                              398              445
     Bad debt allowances                                 152              151
     Inventory reserves                                   35               44
     Tax losses                                        1,714            1,714
     Sales allowances and returns reserves             1,319            1,665
     Other                                               233             (180)
                                                    ----------     ------------
                                                     $ 3,772         $  3,760
                                                    ==========     ============

                              RADICA GAMES LIMITED

           (US dollars in thousands, except share and per share data)

7.   COMMON STOCK

     On December 22, 1997, the Board adopted a plan authorizing the Company to repurchase up to one million shares of its common stock. In 1998, the Board adopted further plans authorizing the Company to repurchase up to another two million additional shares of its common stock.

     During the three months ended March 31, 1999, the Company repurchased 334,800 shares at an average price of $13.43 per share under these programs. All repurchased shares were cancelled. On April 12, 1999 the Company announced the approval by the Board of Directors of an additional one million share repurchase plan.

8.   EARNINGS PER SHARE

     The following information shows the numbers used in computing earnings per share and the effect on income and the weighted average number of shares of dilutive potential common stock:

                                            Three months ended March 31, 1999
                                        ----------------------------------------
                                                                      Earnings
                                         Numerator    Denominator     per share
                                        -----------   -----------    -----------
     Basic earnings per share:
     Net income                            $ 3,154    18,954,712        $ 0.17
                                        ===========                  ===========
     Effective of dilutive options                     1,049,840
                                                       ----------

     Diluted earnings per share:
     Net income, assuming
       all dilutive options exercised      $ 3,154    20,004,552        $ 0.16
                                        ===========   ===========    ===========

     Options on 327,000 shares of common stock were not included in computing diluted earnings per share since their effects were antidilutive.

                              RADICA GAMES LIMITED

                (US dollars in thousands, except per share data)

9.   STOCK OPTIONS

     The Company's 1994 Stock Option Plan (the "Stock Option Plan") provided for options to be granted for the purchase of an aggregate of 1,600,000 shares of common stock at per share prices not less than 100% of the fair market value at the date of grant as determined by the Compensation Committee of the Board of Directors. Following approval at the annual shareholders meetings in April 1997 and 1998, the Stock Option Plan's aggregated common stock increased by 400,000 and 800,000 respectively. In total, the Stock Option Plan's aggregate common stock increased to 2,800,000 shares available for options. Options under this plan are generally exercisable ratably over five years from the date of grant unless otherwise provided.

     Option activity for the three months ended March 31, 1999:-

                                                                Weighted average
                                                  Number         exercise price
                                                of shares           per share
                                                ---------           ---------
                                              (in thousands)

     Outstanding at December 31, 1998                2,041          $    6.58
     Options granted                                    16              13.81
     Options exercised                                (171)              1.33
                                              --------------
     Outstanding at March 31, 1999                   1,886          $    7.12
                                              ==============

     Exercisable at March 31, 1999                     272          $    3.62

                              RADICA GAMES LIMITED

                (US dollars in thousands, except per share data)

9.   STOCK OPTIONS (Continued)

     The following is additional information relating to options outstanding as of March 31, 1999:

                                            Options Outstanding                        Options exercisable
                          ---------------------------------------------------   -------------------------------
                                                             Weighted average
                                           Weighted average     remaining                      Weighted average
       Exercise                Number      exercise price       contractual         Number      exercise price
       price range            of shares      per share          life (years)       of shares       per share
       -----------            ---------      ---------          ------------       ---------       ---------
                           (in thousands)                                       (in thousands)
     $ 1.090 to 2.000               666         $ 1.32             7.0                151        $    1.36
     $ 2.001 to 4.000               392           3.51             8.1                 90             3.48
     $ 4.001 to 6.000                 8           5.00             8.3                  -                -
     $ 6.001 to 8.000                50           6.72             8.3                  2             8.00
     $ 8.001 to 10.000                5           8.60             8.4                  1             9.00
     $ 10.001 to 12.000             321          10.99             9.6                  -                -
     $ 12.001 to 14.000              57          13.02             9.0                  9            12.89
     $ 14.001 to 16.000             135          14.82             9.5                  5            15.60
     $ 16.001 to 18.000             151          16.89             9.2                 13            17.54
     $ 18.001 to 19.750             101          19.10             9.1                  1            18.00
                          ==============                                           ---------
                                  1,886         $ 7.12             8.2                272        $    3.62
                          ==============                                           =========

     Pro forma information regarding net income and earnings per share is required by SFAS No. 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of SFAS No. 123. The weighted average fair value of stock options at date of grant of $5.46 and $8.06 per option for the three months ended March 31, 1999 and 1998, respectively, were estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

                                                   Three months ended March 31,
                                                  ------------------------------
                                                      1999               1998
                                                  ------------       -----------

     Expected life of options                         5 years           5 years
     Risk-free interest rate                           5.1%               6.5%
     Expected volatility of underlying stock           35%                 50%
     Dividends                                          0%                  0%

     The Black-Scholes option pricing model requires the input of highly subjective assumptions, including the expected volatility of stock price. Because changes in subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing model does not necessarily provide a reliable single measure of the fair value of the stock options.

                              RADICA GAMES LIMITED

                (US dollars in thousands, except per share data)

9.   STOCK OPTIONS (Continued)

     If the Company had accounted for its stock option plans by recording compensation expenses based on the fair value at grant date for such awards consistent with the method of SFAS No. 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts as follows:

                                                   Three months ended March 31,
                                                  ------------------------------
                                                      1999                1998
                                                  -------------      -----------

     Pro forma net income                             $ 2,874           $ 8,697
     Pro forma earnings per share:
          Basic                                          0.15              0.43
          Diluted                                        0.14              0.40

10.  CONCENTRATIONS OF CREDIT RISK AND MAJOR CUSTOMERS

     Accounts receivable of the Company are subject to a concentration of credit risk with customers in the retail sector. This risk is limited due to the large number of customers composing the Company's customer base and their geographic dispersion, though the Company has three United States customers which accounted for more than thirty-five percent, sixteen percent and twelve percent of net sales in the three months ended March 31, 1999 and four United States customers which accounted for more than thirty-one percent, fifteen percent, eleven percent and ten percent of net sales in the three months ended March 31, 1998. The Company performs ongoing credit evaluations of its customers' financial condition and, generally, requires no collateral from its customers.

11.  ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS

     The estimated fair value of financial instruments is made in accordance with the requirements of SFAS No. 107, "Disclosures about Fair Value of Financial Instruments". The estimated fair value amounts have been determined by the Company, using available market information and appropriate valuation methodologies. The estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange.

     The  carrying  amounts  of  cash  and  short-term   investments,   accounts
     receivable and accounts payable are reasonable estimates of their fair value.

                              RADICA GAMES LIMITED

                            (US dollars in thousands)

12.  COMMITMENTS AND CONTINGENCIES

     The Company leases certain warehouses and equipment under operating leases. Total expense for the operating leases was $112 and $93 for the three months ended March 31, 1999 and 1998, respectively.

     At March 31, 1999, the Company was obligated under operating leases requiring future minimum lease payments as follows:

                                                  Operating leases
                                                  ----------------

     1999                                                   $ 190
     2000                                                     249
     2001                                                     134
     2002                                                     108
     2003                                                     106
     Thereafter                                               586
                                                  ----------------
     Total minimum lease payments                         $ 1,373
                                                  ================

     At March 31, 1999, certain leasehold land and buildings with a net book value of $4,842 and bank balances of $3,871 were pledged to secure general banking facilities including overdraft and trade facilities granted to the Company.

13.  RETIREMENT PLAN

     The  Company   has   defined   contribution   retirement   plans   covering
     substantially all employees in Hong Kong. Under these plans, eligible employees may contribute amounts through payroll deductions which are 5% or more of individual salary, supplemented by employer contributions ranging from 5% to 10% of individual salary depending on the years of service. The expenses related to these plans were $43 and $30 for the three months ended March 31, 1999 and 1998, respectively.

                              RADICA GAMES LIMITED

                            (US dollars in thousands)

14.  SEGMENT INFORMATION

     Effective the first quarter of 1999, the Company adopted the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" (SFAS 131). The adoption of SFAS 131 did not affect results of operations or financial position, but did affect the disclosure of segment information. As a result of this change, certain reclassifications have been made to prior periods amounts to comply with the requirements of SFAS 131.

     The Company operates in one principal industry segment: the design, development, manufacture and distribution of a variety of electronic and mechanical handheld and tabletop games. The Company evaluates performance and allocates based on income or loss from operations before income taxes. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies.

     Information about the Company's operations in different geographic areas is set forth in the table below. Segment sales and operating income before taxes are attributed to countries based on the location of customers, while identifiable assets are reported based on their location.

                                                    Income before   Identifiable
                                     Net Sales      income taxes       Assets
                                   ---------------------------------------------
                                        Three months ended            March 31,
                                           March 31, 1999               1999
                                   ------------------------------   ------------

     United States and Canada       $    17,391        $   3,183     $    29,166
     China and Asia Pacific                 263               40          72,383
     Europe and other countries             252               20             345
                                   -------------      -----------   ------------
                                    $    17,906        $   3,243     $   101,894
                                   =============      ===========   ============

                                         Three months ended         December 31,
                                            March 31, 1998             1998
                                   ------------------------------   ------------

     United States and Canada       $    27,087        $   8,471     $    34,508
     China and Asia Pacific                 752              332          73,153
     Europe and other countries             134               39             529
                                   -------------      -----------   ------------
                                    $    27,973        $   8,842     $   108,190
                                   =============      ===========   ============

                              RADICA GAMES LIMITED

                            (US dollars in thousands)

15.  VALUATION AND QUALIFYING ACCOUNTS

                                           Balance at         Charged           Release           Balance
                                           beginning          for the              of              at end
                                           of period           period          provision         of period
                                          -------------     -------------     -------------     -------------
     Quarter ended March 31, 1999
       Allowances for doubtful accounts      $     446         $       2         $       -         $     448
       Estimated customer returns                1,077               302              (769)              610
       Provision for inventories                 2,437                 -              (209)            2,228
                                          -------------     -------------     -------------     -------------
       Total                                 $   3,960         $     304         $    (978)        $   3,286
                                          =============     =============     =============     =============

     Quarter ended March 31, 1998
       Allowances for doubtful accounts      $   1,028         $       -         $    (119)        $     909
       Estimated customer returns                2,783                 -              (760)            2,023
       Provision for inventories                 2,922                 -              (805)            2,117
                                          -------------     -------------     -------------     -------------
       Total                                 $   6,733         $       -         $  (1,684)        $   5,049
                                          =============     =============     =============     =============

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations
--------------------------------------------------------------------------------

         The following discussion should be read in conjunction with the attached financial statements and notes thereto, and with the audited financial statements, accounting policies and notes included in the Company's Annual Report on Form 20-F for the year ended October 31, 1998 as filed with the United States Securities and Exchange Commission.

RESULTS OF OPERATIONS -- QUARTER ENDED MARCH 31, 1999
COMPARED TO THE SAME PERIOD ENDED IN 1998

         The following table sets forth items from the Company's Consolidated Statements of Operations as a percentage of net revenues:

                                                  Three months ended March 31,
                                                  ----------------------------
                                                       1999            1998
                                                  -----------      -----------

    Net revenues                                      100.0%           100.0%
    Cost of sales                                      51.0%            43.4%

    Gross margin                                       49.0%            56.6%
    Selling, general and administrative                22.6%            22.9%
    Research and development                            5.8%             2.3%
    Depreciation and amortization                       5.2%             1.7%

    Operating income                                   15.4%            29.7%
    Other income                                        0.6%             0.4%
    Share of loss of affiliated company                 1.3%             0.2%
    Interest income, net                                3.4%             1.7%

    Income before income taxes                         18.1%            31.6%
    Provision for income taxes                          0.5%             0.1%

    Net income                                         17.6%            31.5%

         After tax profit for the first quarter ended March 31, 1999 was $3.2 million or $0.16 per fully diluted share versus $8.8 million or $0.41 per fully diluted share for the same period last year. Total revenues for the first quarter ended March 31, 1999 were $17.9 million, compared to $28 million for the same period in 1998.

         The following table sets out the percentages of sales achieved from each category of products:

                                                         Three months ended March 31,
                               ---------------------------------------------------------------------------
                                                1999                                   1998
                               ------------------------------------    -----------------------------------
                                   % of        Units       No. of         % of        Units       No. of
     Product Lines               Net Sales      Sold       Models       Net Sales      Sold       Models
     -------------               ---------      ----       ------       ---------      ----       ------
                                            (in thousands)                        (in thousands)

     Fishing/Hunting games          34.7%            548         7          58.6%         1,327         5

     Combat games                    7.3%             98         5           2.8%            58         2

     Sports games                    7.8%             97         9           3.6%            90         7

     Casino games
     -- Handheld                    11.2%            474        29          10.8%           799        46
     -- Tabletop                     1.4%             30        10           1.1%            37        12

     Heritage games                 11.1%            222         9           7.1%           172        12

     Extreme games                   5.9%             95         3           0.5%             9         1

     Girl Tech games                 3.9%             53         4              -             -         -

     ODM products                   16.7%            562        16          15.5%           908        12
                                 ---------  ------------- ---------     ---------- -------------  --------

     Total                         100.0%          2,179        92         100.0%         3,400        97
                                 =========  ============= =========     ========== =============  ========

         The gross profit for the first quarter decreased to $8.8 million from $15.8 million in the same period of fiscal 1998 and the gross margin decreased to 49% from 56.6% for the same period last year. The decrease in gross margin for the quarter was the result of lower pricing for the Hasbro Group as part of a new long-term contract between the two companies, together with the effect of licenses paid for use in NASCAR(R) Racer and sales of lower price point items such as Sport Bass Fishin'(TM), Pocket Solitaire(TM), Pocket Checkers(TM) and Pocket Tic Tac Toe(TM).

         Operating income for the first quarter ended March 31, 1999 decreased to $2.8 million from $8.3 million for the same period last year. Operating expenses decreased to $6 million in the first quarter ended March 31, 1999 from $7.5 million in the same period in 1998, due to a decrease in variable sales related costs offset by research and development, amortization of intangible assets with regards Girl Tech(R), and increased salaries due to certain management additions. The operating margin was 15.4% during the quarter compared to 29.7% during the same period last year.

The following table lays out the changes in operating expenses for the major expense categories.

                                                 Three months ended March 31,
                                           -------------------------------------
                                                1999                  1998
                                           ---------------      ----------------
                                                    (dollars in thousands)
     Advertising and promotion expenses      $      937           $     2,044
     Commissions                                    476                   884
     Indirect salaries and wages                  1,692                 1,426
     Research and development expenses            1,040                   647


CAPITAL RESOURCES AND LIQUIDITY
-------------------------------

         Cash and cash equivalents totaled $44.3 million at March 31, 1999, a decrease of $3.2 million from December 31, 1998. Working capital at March 31, 1999 was $65.4 million, a $0.4 million decrease from working capital of $65.8 million at December 31, 1998. The decrease in working capital is due primarily to an increase in net income offset by the repurchase of 334,800 shares at an average price of $13.43 per share during the period.

         There were no short-term borrowings at March 31, 1999 or December 31, 1998.

         During the quarter ended March 31, 1999, 334,800 shares were repurchased at an average price of $13.43. On April 12, 1999 the Company announced the approval by the Board of Directors of an additional one million share repurchase plan.

         The Company believes that its existing cash and cash equivalents and cash generated from operations are sufficient to satisfy the current anticipated working capital needs of its core business.


               The foregoing discussion contains forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from projected results as a result of various factors including those set forth in the Company's Annual Report on Form 20-F for year ended October 31, 1998, as filed with the Securities and Exchange Commission. In particular, see "Item 1. Description of Business - Risk Factors" in such Report on Form 20-F.


Item 3.  Qualitative and Quantitative Disclosures About Market Risk
-------------------------------------------------------------------

         Not applicable.

PART II -- OTHER INFORMATION
----------------------------


Item 1.  Legal Proceedings
--------------------------

         None.

Item 2.  Changes in Securities and Use of Proceeds
--------------------------------------------------

         None.

Item 3.  Defaults Upon Senior Securities
----------------------------------------

         None.

Item 4.  Submission of Matters to a Vote of Security Holders
------------------------------------------------------------

         At the Company's annual meeting of shareholders held on April 12, 1999, the shareholders of the Company elected the management nominees, who were named in the Company's Proxy Statement dated March 15, 1999, to serve as directors for the period until the next annual meeting of shareholders or until his or her respective successor is elected or appointed in accordance with applicable law and the Company's bye-laws. Immediately following the annual meeting of shareholders, the board of directors consisted of nine members: Robert E. Davids, Jon N. Bengtson, Patrick Feely, David C.W. Howell, Siu Wing Lam, James O'Toole, Millens W. Taft, Peter Thigpen and Henry Hai-Lin Hu. At such meeting, the shareholders also re-appointed Deloitte Touche Tohmatsu as independent auditor and authorized the directors to fix the independent auditor's remuneration.

     The shareholder votes were as follows:

                                                       Against/
                                           For         Withhold        Abstain
                                           ---         --------        -------
     Election of Directors
     ---------------------
          Robert E. Davids             17,605,694       54,263
          Jon Bengtson                 17,606,224       53,733
          Patrick Feely                17,606,224       53,733
          David C.W. Howell            17,606,224       53,733
          Siu Wing Lam                 17,606,224       53,733
          James O'Toole                17,606,224       53,733
          Millens W. Taft              17,606,224       53,733
          Peter Thigpen                17,606,224       53,733
          Henry Hai-Lin Hu             17,606,224       53,733

     Reappointment of Auditor
     ------------------------
          Deloitte Touche Tohmatsu     17,552,261       54,631        53,065

Item 5.  Other Information
--------------------------

         None.

Item 6.  Exhibits and Reports on Form 8-K
-----------------------------------------

         (a)   Exhibits

               None.

         (b)   Reports on Form 8-K

               None.

         Pursuant to the requirements of Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            RADICA GAMES LIMITED




Date: May 21, 1999                          /S/ David C.W. Howell
      ---------------------                 ---------------------------------
                                            David C.W. Howell
                                            President Asia Operations
                                            Chief Financial Officer